                                                                  EXHIBIT (a)(6)

Contact:  Thomas E. Klein                 Corporate Investor Communications, Inc.
          Vice President Finance & CFO    (888)210-8932
          Vion Pharmaceuticals, Inc.
          (203)498-4210
          vioninfo@vionpharm.com

FOR IMMEDIATE RELEASE

            WARRANT EXCHANGE OFFER LAUNCHED BY VION PHARMACEUTICALS

     NEW HAVEN, CT, MAY 19, 1998 -- In a move designed to drastically reduce the potential dilution of its shares and simplify its capital structure, VION PHARMACEUTICALS, INC. (NASDAQ: VION) today announced it has launched a tender offer for all of its outstanding Class A and Class B Warrants. Holders of Class A Warrants are being offered a choice of either 0.438 shares of common stock, or
0.254 shares of common stock and $0.66 in cash. Holders of Class B Warrants are being offered a choice of either 0.212 shares of common stock, or 0.123 shares of common stock and $0.32 in cash. In a filing with the Securities and Exchange Commission, the Company noted that the overhang from its Class A Warrants (NASDAQ: VIONW) and Class B Warrants (NASDAQ: VIONZ) would, if exercised, more than double the number of common shares currently outstanding. At the same time, the Company noted that it believes that the opportunity to exchange the warrants for common stock will appeal to holders of the warrants because ownership of the shares of common stock does away with the risk that the warrants will expire "out of the money", and because common stock may be a more liquid investment than continued ownership of the warrants.

     "Vion's stock price has only recently recovered to where it was last November in spite of a string of favorable developments", said John Spears, president and chief executive officer. "These include the corporate collaboration with Boehringer Ingelheim International GmbH for our Phase III anticancer agent Promycin(R), and the licensing of Melasyn(R) synthetic melanin to San Mar Laboratories. We also filed an IND for an anticancer drug Triapine(TM), received several SBIR research grants, and reported preclinical advances with our enabling platform technology, TAPET(TM), which centers around a novel gene therapy vector for the treatment of cancer. The Company is optimistic about its research and development and a capital restructuring conveys this."

     "Discussions with investment bankers have led us to believe that the potential dilution from the warrants has deterred coverage of the Company by investment analysts and may have had the effect of creating a resistance level to the trading price of the Company's stock", said Thomas E. Klein, vice president finance and chief financial officer of Vion. "A simplified capital structure after this exchange should enable the Company to raise capital more efficiently and economically to finance continued research and new clinical trials."

     Vion Pharmaceuticals, Inc. is a biopharmaceutical company engaged in the discovery, development and commercialization of novel products and technologies for the treatment of cancer and viral diseases. The Company has an extensive research and development pipeline focused on five principal projects:
Promycin(R) (porfiromycin), a hypoxic cancer cell therapy currently being tested in a Phase III clinical trial; TAPET (Tumor Amplified Protein Expression Therapy), the Company's platform cancer treatment technology; Triapine(TM), a ribonucleotide reductase inhibitor anticancer agent; SS-L-FD4C, a novel nucleoside analog for the treatment of viral diseases; and alkylating agent prodrugs, for the treatment of cancer. For additional information on Vion and its research and product development programs, visit the Company's Internet web site http://www.vionpharm.com.

     Statements included in this press release which are not historical in nature are forward-looking statements made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements regarding the Vion Pharmaceuticals' future business prospects, plans, objectives, stock prices, expectations and intentions are subject to certain risks, uncertainties and other factors that could cause actual results to differ materially from those projected or suggested in the forward-looking statements, including, but not limited to those contained in the Vion Pharmaceuticals' Schedule 13E-4 filed on May 19, 1998.

     On May 18, 1998, the closing bid prices for the common stock, Class A Warrants and Class B Warrants were $5.25, $2.00 and $0.96875, respectively. Terms, documentation and information for the tender offer may be obtained from the Company's information agent, Corporate Investor Communications, Inc., tel.
(888) 210-8932.